


# TRADEHOLD

LIMITED

ANNUAL REPORT 2010


SEC MAIL
RECEIVED
PROCESSING
JUN 2 4 2010
WASH., D.C.
193
SECTION



# Positioning

Although an investment holding company incorporated in South Africa, Tradehold owns no material assets in this country. Its investments are mainly in the British property and retail sectors. Through its wholly-owned subsidiary, Tradegro, it holds 85% in the Moorgarth group of property companies and 15,9% in the retail group Instore. Moorgarth manages a £51,5 million portfolio of retail, commercial and industrial buildings while Instore's principal activity is variety retailing conducted through several chains operating a network of more than 300 outlets in the United Kingdom and Northern Ireland.

| Tradegro Limited | Moorgarth | Instore plc |
|---|---|---|
| 100% | 85% | 15,9% |

# Contents

# Chairman's statement & review of operations

## Operating environment

The operating environment was marked by the return of a fragile stability to world financial markets. Although the UK economy is now officially out of recession, there remains a considerable difference of opinion as to whether this improvement will continue to gain pace or remain at its current modest level. The improvement has been in the real estate market in respect of prime space, primarily in the retail and office sectors, due to the return of investment and pension funds to the property market. The secondary market, in which Moorgarth is mainly active, has remained at more or less the same level throughout the reporting period, with no real signs of significant recovery in the foreseeable future.

## Financial results

In the year to February 2010, Tradehold posted a net profit of £2,4 million after suffering a net loss of £19,5 million in the previous year. That loss was brought about mainly by the impairment of assets due to the recession then at its peak in the United Kingdom. The turnaround in the 2010 financial year was largely due to a revaluation of the company's investments in the light of an improving economic climate. It included a fair-value adjustment of the investment in UBS AG of £1,5 million (2009: loss of £5,9 million) as well as an adjustment of £1,0 million in the value of the Moorgarth investment property portfolio (2009: loss of £7,5 million).

Tradehold reported total revenue of £4,8 million compared to £3,4 million in 2009. This translated into a trading profit of £2,4 million as against a trading loss of £6,0 million in 2009. Headline earnings per share were 0,4p (2009: a loss of 3,1p).

Total assets increased slightly from £70,9 million to £72,9 million, but cash and cash equivalents were substantially lower at £10,6 million (2009: £16,2 million).

## Moorgarth Properties

The Moorgarth group focuses on property investment and development, asset management and property consultancy. During the 12 months of the review period the group continued to battle negative market sentiment and the challenging conditions that dominated the property sector. External funding remained highly restricted, with loans seldom exceeding 65% of a property's value, thereby inhibiting considerably the activities of leveraged property companies such as Moorgarth. Not only funding but also supply proved to be a major constraint as owners withheld their properties, unwilling as they were to sell into a depressed market through fear of suffering losses.

During the review period owners of commercial and retail properties had to contend with tenant losses brought about by liquidations and bankruptcies. At the same time the level of incentives demanded by those tenants remaining in some instances increased three to four times. Due to the compounding effect of reduced rents and higher incentives, many development projects were put on hold as they were judged to be no longer financially viable.

In the prevailing market conditions management did not strive to grow the portfolio and the number of properties owned remained unchanged at 22. The focus was rather on enhancing the value of the existing portfolio through refurbishment and on minimising vacant space by vigorously seeking new tenants. During the year the group managed to convert an after-tax loss of £9,3 million into an after-tax profit of £0,8 million. The value of the portfolio increased from £46,4 million to £51,5 million.

## Outlook

The free fall in property values that characterised the two previous financial years has been halted after reaching historic lows and the market seems to find itself at the start of an upward curve. This is not expected to gain much momentum initially with banks and other financial institutions remaining very careful in making development funding available. The year ahead is therefore expected to be as challenging as 2010 and no significant increase is foreseen in the current level of activity.


## Acknowledgments

Despite the improvement in the economic climate in the UK, the markets nevertheless remained extremely challenging, and as a board we consider it a significant achievement to have brought about the turnaround that saw Tradehold return to profitability. For this I want to thank my fellow directors as well as the management and staff of the companies in which we are invested for their dedication and belief that our goals could be attained.




C H Wiese
*Chairman*

Luxembourg, 21 May 2010




"Despite the improvement in the economic climate in the UK, the markets nevertheless remained extremely challenging, and as a board we consider it a significant achievement to have brought about the turnaround that saw Tradehold return to profitability."


C H Wiese, chairman

# Corporate governance

Tradehold is an investment holding company. It has no operating assets in South Africa and its principal business consists of an indirect interest of 15,9% in the UK based Instore plc ("Instore") and an 85% interest in the property-owning Moorgarth group of companies also based in the United Kingdom. It conducts treasury activity as well through its wholly-owned finance company, Tradegro S.á r.l..

Moorgarth is managed by independent professional managers in the UK reporting to Tradehold executive board member Mr C Moore. The Moorgarth executive attends the Tradehold board meetings twice a year to report on the performance and strategy of the business.

Tradehold is committed to the highest standards of corporate governance.

## King Code

Tradehold applied the King Code 2002 (King II) during the financial year. The King Code of Governance Principles for South Africa 2009 (King III), which was published on 1 September 2009, only took effect from 1 March 2010. King III increased the emphasis on several topics, including: the audit committee; sustainability, particularly integrated reporting and disclosure; risk management; internal audit and IT governance. Tradehold's compliance with, and application of King III, will be fully reported on in the next annual report.

Tradehold did not comply with all the King II requirements, the major areas of non-compliance being:

- the composition of the board: there are four board members of whom only two are non-executive;
- the chairman is not an independent non-executive board member.

In the view of the directors the size of the company and the nature of its operations do not warrant a board (and the associated costs) consisting of more than the current four members. In order for Tradehold to adhere to King II in respect of the above, the board will have to be expanded and reconstituted, and that is not considered justifiable at present.

The board has considered the need for the company to have an internal audit function and concluded that it was not required given the size and operations of the business;

## Tradehold board of directors

The Tradehold board at year-end consisted of four directors, two of whom were executive and two independent non-executive. The chairman of the board is an executive director and the finance director is the other executive director.

Apart from an audit committee there are no other board committees. The board as a whole is responsible for the appointment of new directors.

The board meets at least twice a year and more often when required. The board met twice during the year. The attendance of the directors is shown below:

| | |
|---|---|
| Mr C Moore | 2 |
| Mr C Stassen | 1 |
| Mr H R W Troskie | 2 |
| Dr C H Wiese | 1 |

The company maintains an appropriate level of directors' and officers' insurance in respect of legal action against its directors.

All directors are subject to the retirement and re-election provisions of the articles of association, which require one-third of the directors to retire and, if they so wish, to offer themselves for re-election at each annual general meeting. New directors are obliged to retire and offer themselves for re-election at the first annual general meeting following their appointment.

The policy of the group is to compensate employees on a basis comparable with similar organisations, taking into consideration performance as an important factor in determining the remuneration of executive directors and senior management. Non-executive directors' fees are based on their relative contributions to the activities of the board. Details of the remuneration and participation of directors in share incentive schemes appears elsewhere in the annual report.

## Integrity and ethics

Group companies at all times endeavour to maintain the highest standard of integrity in dealing with their clients, staff, the authorities, shareholders, suppliers and the investor community and, in doing so, to ensure the largest measure of credibility, trust and stability. Structures and procedures are in place for the reporting of unethical behaviour. The chief executive of each group company is responsible for ethical behaviour within his organisation.

The board is of the opinion that a high level of standards was being maintained by the group and it is not aware of any instances of unethical behaviour during the year ended 28 February 2010.

## Internal control

The board has overall responsibility for the company's internal control and for reviewing its effectiveness. Internal control measures can only manage, not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurances against material misstatement or loss.

The principal elements of internal control include:

- An annual budgeting system, integrating both financial and operational budgets together with identification of the risks inherent in each operating area. These budgets are subject to board approval
- Regular consideration by the board of actual results compared with budgets and forecasts together with the preparation of revised forecasts whenever deemed necessary
- Confirmation to the board of any changes in business, operational and financial risk in each area of the business
- Clearly defined authorisation procedures for capital expenditure established by the board
- Authority levels designated to subsidiary board directors and senior management.

## Statement of responsibility by the board of directors

The directors are responsible for the preparation, integrity, and fair presentation of the annual financial statements of Tradehold Limited and its subsidiaries. The annual financial statements presented on pages 15 to 52 have been prepared in accordance with International Financial Reporting Standards and include amounts based on judgments and estimates made by management.

In preparing the annual financial statements the directors believe they used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all Statements of Generally Accepted Accounting Practice that they consider to be applicable have been followed. The directors are satisfied that the financial statements comply with International Financial Reporting Standards and the information contained therein fairly presents the results of operations for the year and the financial position of the group at year-end.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the group.

The group's external auditors, Pricewaterhouse-Coopers Inc., audited the annual financial statements and their report is presented on page 14.

# Shareholders' profile

| | Number of holders | Percentage of share-holders | Number of shares held | Percentage holding |
|---|---|---|---|---|
| **Distribution of shareholders** | | | | |
| Non-public shareholders | | | | |
| Directors | 7 | | 215 653 694 | |
| Participants to share incentive trusts (excluding directors) | 1 | | 114 983 | |
| Share incentive trust | 1 | | 788 321 | |
| | 9 | 1,0 | 216 556 998 | 62,3 |
| Public shareholders | 899 | 99,0 | 130 773 443 | 37,7 |
| Total | 908 | 100,0 | 347 330 441 | 100,0 |

| | Number of shares held | Percentage holding |
|---|---|---|
| **Major shareholders** | | |
| Titan Nominees (Pty) Ltd | 132 861 228 | 38,3 |
| Titan Sharedealers (Pty) Ltd | 66 957 014 | 19,3 |
| South African Private Equity Trust III | 49 769 692 | 14,3 |

## Directors' interest

At 28 February 2010 the interest of directors in the issued shares in the company were as follows:

| | Direct beneficial | Indirect non-beneficial | Total 2010 | Total 2009 |
|---|---|---|---|---|
| C Moore | — | 905 126 | 905 126 | 905 126 |
| C Stassen | — | 378 376 | 378 376 | 378 376 |
| H R W Troskie | — | — | — | — |
| C H Wiese | 1 495 754 | 212 874 438 | 214 370 192 | 212 531 517 |
| | 1 495 754 | 214 157 940 | 215 653 694 | 213 815 019 |

# Stock exchange transactions

| | 2010 | 2009 | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Number of shares traded ('000) | 7 687 | 24 822 | 10 306 | 17 807 | 42 211 |
| Value of shares traded (R'000) | 4 627 | 36 542 | 16 952 | 40 058 | 118 663 |
| Volume of shares traded as % of total issued shares | 2,2 | 7,1 | 3,0 | 5,1 | 12,2 |
| Market capitalisation (R'000) | 329 964 | 156 299 | 590 462 | 795 387 | 833 593 |
| Share prices for the period (cents) | | | | | |
| Lowest | 25 | 41 | 112 | 195 | 206 |
| Average | 60 | 147 | 164 | 225 | 281 |
| Highest | 112 | 170 | 275 | 259 | 371 |
| Closing | 95 | 45 | 170 | 229 | 240 |

# Notice to shareholders

Tradehold Limited
("Tradehold" or "the company")
JSE code: TDH ISIN: ZAE000026902

Notice is hereby given that the annual general meeting of the shareholders of Tradehold will be held in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria, at 09:30 on 6 August 2010 for the purpose of passing the following resolutions, with or without modification:

## Ordinary resolution number 1

That the annual financial statements for the year ended 28 February 2010 including the auditor's report be adopted.

## Ordinary resolution number 2

That the directors' remuneration of £54 700 be confirmed.

## Ordinary resolution number 3

That the re-appointment of the auditors, PricewaterhouseCoopers Inc., for the ensuing year be confirmed and that the audit committee be authorised to determine the auditors' terms and remuneration.

## Ordinary resolution number 4

That Mr C Moore who retires as a director in terms of the articles of association of the company, and, being eligible, offers himself for re-election, be re-appointed. Mr Moore is 60 years old and has a B.Comm degree. He has many years' experience in business in South Africa and the United Kingdom, amongst others serving as financial director of Pepkor Limited and non-executive director of Shoprite Holdings Limited and Instore plc.

## Ordinary resolution number 5

That, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Limited ("JSE"), the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary shares of 0,1 cent each in the share capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes governed by the rules of the Tradehold Share Incentive Trust.

## Ordinary resolution number 6

That, subject to the passing of ordinary resolution no. 5 and in accordance with the Listings Requirements of the JSE, the directors are hereby authorised to issue ordinary shares of 0,1 cent each for cash, as and when suitable situations arise, subject to the following conditions:

- That this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;
- That the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- That issues in the aggregate in any one financial year may not exceed 15% of the company's issued share capital of a specific class of share already in issue;
- That in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors, and
- That any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE and not to related parties.

In terms of the Listings Requirements of the JSE, the approval of a 75% majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

## Special resolution

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly-owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE, be extended, subject to the following terms and conditions:

- Authorisation be given by the company's articles of association;
- Any repurchase of securities must be effected through the order book operated by the JSE

# Notice to shareholders continued

trading system and done without any prior understanding or arrangement between the company and the counter-party;
- This general authority will be valid until the company's next annual general meeting, provided that it shall not extend beyond fifteen months from date of passing of this special resolution;
- An announcement will be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases;
- Repurchases by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company;
- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed;
- Repurchases may not be undertaken by the company or one of its wholly-owned subsidiaries during a prohibited period, unless the company has a share repurchase programme in place where the dates and quantities of securities to be traded during the relevant period are fixed (not subject to any variation) and full details of the programme have been disclosed in an announcement over SENS prior to the commencement of the prohibited period;
- At any point in time, the company may only appoint one agent to effect any repurchase;
- The company may not enter the market to proceed with the repurchase of its ordinary shares until the company's sponsor has confirmed the adequacy of the company's working capital for the purpose of undertaking a repurchase of shares in writing to the JSE.

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:
- The company and the group will be able, in the ordinary course of business, to pay its debts as they become due;
- The assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;
- The working capital of the company and the group will be adequate for ordinary business purposes, and
- The share capital and reserves are adequate for the ordinary business purposes of the company and the group."

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly-owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

In terms of the Listings Requirements of the JSE, the following disclosures are required with reference to the general authority to repurchase the company's shares set out in the special resolution above, some of which are set out elsewhere in the annual report of which this notice forms part ("this annual report"):
Directors and management – refer page 11;
Major shareholders of the company – refer page 6;
Directors' interests in the company's securities – refer page 6;
Share capital – refer page 36.

### Litigation statement

Other than disclosed or accounted for in this annual report, the directors of the company, whose names are given on page 11 of this annual report, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had, in the 12 months preceding the date of this notice, a material effect on the group's financial position.

### Directors' responsibility statement

The directors, whose names are given on page 11 of this annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

### Material change

Other than the facts and developments reported on in this annual report, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date hereof.

## Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by certificated shareholders and dematerialised shareholders with own name registration who are unable to attend in person. Forms of proxy must be completed and received by the company secretary by not later than 09:30 on 4 August 2010. Certificated shareholders and dematerialised shareholders with own name registration who complete and lodge forms of proxy, will nevertheless be entitled to attend and vote in person at the general meeting, should they subsequently decide to do so. Dematerialised shareholders, other than own name registration, must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from the CSDP or broker to attend the general meeting, or provide their CSDP or broker with their voting instructions, should they not be able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

By order of the board



**J F Pienaar**
*Secretary*

21 May 2010

36 Stellenberg Road
Parow Industria
7493

# Shareholders' information

## Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the registrars: Computershare Investor Services (Pty) Ltd, P O Box 61051, Marshalltown, 2107. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the registrars, detailing the accounts concerned and instructions on how they should be amalgamated.

## Additional copies of annual financial statements

Additional copies of the report are obtainable from:
**South Africa:** The Company Secretary, Tradehold Ltd, 36 Stellenberg Road, Parow Industria, 7493, telephone number: +27 21 929 4800.
**United States of America:** The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: +1 212 815 2207.
**United Kingdom:** The Company Secretary, Moorgarth Holdings Ltd, 64 Wellington Street, Leeds, LS1 2EE, telephone number: +44 870 850 8001.
**Europe:** Tradehold Ltd, 58 Rue Charles Martel, L-2134, Luxembourg, telephone number: +352 268 644 04.

## ADR programme for American investors

Ordinary shares in Tradehold Ltd are traded in the United States of America in the form of American Depository Shares (ADS's) and evidenced by American Depository Receipts (ADR's). Each ADS represents ten ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

## Share transactions totally electronic ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trade in the company's shares take place electronically, resulting in shareholders not being able to sell their Tradehold shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number +27 21 929 4800 or the registrars, Computershare, at telephone number +27 11 370 5000.

## Dividends

No dividend was declared in respect of this reporting period.

## Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's registrars at the above address.

# Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.



J F Pienaar
*Secretary*

21 May 2010

# Directorate and administration

## Directorate

**C H Wiese (68)#**
B A, LL B, D Com (HC)
Chairman

**J A Gnodde (45)†**
B Com

**C Moore (60)#**
B Com
Financial director

**C Stassen (59)***
B Com

**H R W Troskie (39)***
B Juris, B Legum, LL M

*# Executive*
** Non-executive and member of audit committee*
*† Alternate*

## Administration

**Company secretary**
J F Pienaar
PO Box 6100
Parow East 7501

**Sponsor**
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

**Registrars**
Computershare Investor Services (Pty) Ltd
PO Box 61051
Marshalltown 2107
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5487

**Registered office/number**
Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
36 Stellenberg Road
Parow Industria 7493
PO Box 6100
Parow East 7501
Telephone: +27 21 929 4800
Facsimile: +27 21 933 5075

**Business address**
58 Rue Charles Martel, L-2134, Luxembourg
Telephone: +352 268 644 04
Facsimile: +352 268 644 05

**Auditors**
PricewaterhouseCoopers Inc.

# Annual financial statements



# Approval of annual financial statements

The annual financial statements were approved by the board of directors and are signed on its behalf by:

C Stassen
*Director*

C Moore
*Director*

21 May 2010

# Report of the audit committee

The audit committee has pleasure in submitting this report, as required by sections 269A and 270A of the Companies Act (the Act).

## 1. Functions of the audit committee

The audit committee has adopted formal terms of reference, delegated to it by the board of directors, as its audit committee charter. The audit committee has discharged the functions in terms of its charter and ascribed to it in terms of the Act as follows:

1.1 Reviewed the interim and preliminary results and the year-end annual financial statements, culminating in a recommendation to the board to adopt it. In the course of its review the committee:

- takes appropriate steps to ensure that the annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and in the manner required by the Companies Act of South Africa;
- considers and, when appropriate, makes recommendations on internal financial controls;
- deals with concerns or complaints relating to the following:
  - accounting policies;
  - the auditing or content of annual financial statements; and
  - internal financial controls.

1.2 Reviewed the external audit reports on the annual financial statements;

1.3 Reviewed the risk management reports, and, where relevant, recommendations being made to the board;

1.4 Evaluated the effectiveness of risk management, controls and the governance processes;

1.5 Verified the independence of the external auditors, nominated PricewaterhouseCoopers Inc. as the auditors for 2010 and noted the appointment of Mr MC Hamman as the designated auditor;

1.6 Approved the audit fees and engagement terms of the external auditors;

1.7 Determined the nature and extent of allowable non-audit services and approved the contract terms for the provision of non-audit services by the external auditors.

## 2. Members of the audit committee and attendance at meetings

The audit committee consists of the two non-executive directors and meets at least two times per annum as per the audit committee charter. The audit committee met twice during the year. Both committee members attended the meetings. All members act independently as described in section 269A of the Companies Act.

## 3. Attendance

The external auditors, in their capacity as auditors to the company, attended and reported to all meetings of the audit committee. The financial director and relevant senior managers attended meetings on invitation.

## 4. Confidential meetings

The audit committee charter provides for confidential meetings between the committee members and the external auditors.

## 5. Independence of external auditors

During the year under review the audit committee reviewed a report/representation by the external auditors and, after conducting its own review, confirmed the independence of the auditors.

## 6. Expertise and experience of financial director

As required by JSE Listings Requirement 3.84(h), the audit committee has satisfied itself that the financial director has appropriate expertise and experience.

**C Stassen**
*Chairman*

21 May 2010

# Auditor's report

## Independent auditor's report to the members of Tradehold Limited

We have audited the group annual financial statements and annual financial statements of Tradehold Limited, which comprise the consolidated and separate statements of financial position as at 28 February 2010, and the consolidated and separate statements of comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes, and the directors' report, as set out on pages 15 to 51.

## Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and separate financial position of Tradehold Limited as at 28 February 2010, and its consolidated and separate financial performance and its consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

**PricewaterhouseCoopers Inc.**
*Director: M C Hamman*
Registered Auditor
Cape Town
21 May 2010

## Share capital

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

The share trust acquired 788 321 ordinary shares during the year from participants.

## Business of the group

Tradehold Limited is an investment holding company with investments in subsidiaries, and at year-end the company held the following investments:

### Subsidiaries:

**Moorgarth Properties (Luxembourg) Sarl**
Moorgarth Properties which owns a portfolio of properties situated in the United Kingdom.

**Clumber Park Hotel LLP**
On 13 July 2009, the group increased its shareholding in Clumber Park Hotel LLP (CPH) to 100% (2009: 35%) for no consideration. The company owns a hotel and spa operations.

**Tradegro Sarl**
Tradegro renders certain head office and treasury services in the group.

Tradehold Limited's interest in its subsidiaries, as well as their individual activities, are set out in the annual financial statements.

## Property, plant and equipment

With the acquisition of the controlling stake in CPH, the group's classification of its investment property, previously leased to CPH, changed to owner-occupied property. The group therefore transferred an amount of £6 million from investment property to owner-occupied property.

## Investment properties

Changes in properties during the year and details of property valuations at 28 February 2010 are shown in note 2 to the annual financial statements.

## Borrowings

Interest-bearing borrowings comprise long-term borrowings and bank borrowings. During the year borrowings marginally increased due to additional banking loans entered into to fund property acquisitions. The increase in borrowings was offset by the repayment of certain banking loans.

## Group results

### Earnings

After taking into account the interest of minorities, the group reports a basic earnings per share of 0,7 pence (2009: loss of 5,6 pence).

The annual financial statements on pages 15 to 52 set out fully the financial position, results of operations and cash flows of the group for the financial year ended 28 February 2010.

The attributable interest of Tradehold Limited in the taxed profits and losses of its subsidiaries for the year ended 28 February 2010 was as follows:

| | 2010 | 2009 |
|---|---|---|
| Total profits | £3,3 million | — |
| Total losses | £0,6 million | £16,3 million |

### Dividends

No dividend was declared in respect of this financial year (2009: nil).

## Events after the reporting period

No material events have occurred between the statement of financial position date and the date of these results that would have a material effect on the annual financial statements of the group.

## Going concern

The directors consider that the group has adequate resources to continue operating for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the group financial statements. The directors have satisfied themselves that the group is in a sound financial position and that it has access to sufficient borrowing facilities to meet its foreseeable cash requirements.

## Directorate

The names of the directors are listed elsewhere in the annual report. There were no changes during the accounting period.

In terms of the articles of association of the company Mr C Moore retires as director of the company at the annual general meeting but, being eligible, offers himself for re-election.

At 28 February 2010 the directors of Tradehold Limited held a direct interest of 0,4% (2009: 0,4%) and an indirect, non-beneficial interest of 61,7% (2009: 61,1%) of the issued ordinary share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial period and the date of this report.

## Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 6 of this report.

## Secretary

The name and address of the secretary appear on page 11 of this report.

## Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act in South Africa.

# Statement of financial position

Tradehold Limited and its subsidiaries at 28 February

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | Notes | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|---|
| | | **ASSETS** | | | |
| 386 443 | 384 815 | **Non-current assets** | | 52 221 | 48 027 |
| | | Property, plant and equipment | 1 | 6 900 | 47 |
| | | Investment properties | 2 | 45 167 | 46 445 |
| 386 443 | 384 815 | Interest in subsidiaries | 3 | | |
| | | Interest in associated companies | 4 | — | — |
| | | Financial assets | 5 | 154 | 1 535 |
| 14 445 | 13 504 | **Current assets** | | 20 652 | 22 851 |
| | | Financial assets | 5 | 7 679 | 4 222 |
| | | Inventories | 6 | 26 | — |
| 156 | 156 | Trade and other receivables | 7 | 2 026 | 2 381 |
| 14 288 | 13 348 | Loans to subsidiaries | 3 | | |
| 1 | — | Cash and cash equivalents | 8 | 10 589 | 16 248 |
| | | Non-current assets classified as held for sale | | 332 | — |
| 400 888 | 398 319 | **Total assets** | | 72 873 | 70 878 |
| | | **EQUITY AND LIABILITIES** | | | |
| 393 003 | 389 756 | **Ordinary shareholders' equity** | | 29 095 | 26 750 |
| 347 | 347 | Share capital | 9 | 28 | 28 |
| 1 019 498 | 1 019 498 | Share premium | | 84 776 | 84 776 |
| | | Treasury shares | 9 | (26) | — |
| (626 842) | (630 089) | Reserves | 10 | (55 683) | (58 054) |
| | | **Minority interest** | | 341 | 361 |
| 393 003 | 389 756 | **Total equity** | | 29 436 | 27 111 |
| 144 | 144 | **Non-current liabilities** | | 26 545 | 31 452 |
| 144 | 144 | Preference share capital | 11 | 12 | 12 |
| | | Long-term borrowings | 12 | 26 533 | 31 440 |
| 7 741 | 8 419 | **Current liabilities** | | 16 892 | 12 315 |
| 2 089 | 1 363 | Trade and other payables | 13 | 2 213 | 2 127 |
| | | Taxation payable | | 1 | 364 |
| 5 652 | 7 056 | Loans from subsidiaries | | | |
| | | Short-term borrowings | 14 | 14 678 | 9 824 |
| 7 885 | 8 563 | **Total liabilities** | | 43 437 | 43 767 |
| 400 888 | 398 319 | **Total equity and liabilities** | | 72 873 | 70 878 |

# Statement of comprehensive income

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | Notes | 2010 £'000 | 2009 £'000 |
| | | **Continuing operations** | | | |
| | | **Revenue** | 15 | 4 783 | 3 425 |
| | | Income on investments | | — | 1 738 |
| — | 5 175 | Other operating income | | 359 | 299 |
| | | Net gain/(loss) from fair value adjustment on investment property | 2 | 1 046 | (7 460) |
| (816) | (689) | Employee benefit expenses | | (1 199) | (652) |
| | | Lease expenses | | (230) | (148) |
| | | Depreciation and amortisation | 1 | (234) | (25) |
| (7 183) | (9 030) | Other operating costs | | (2 077) | (3 221) |
| (7 999) | (4 544) | **Trading profit/(loss)** | | 2 448 | (6 044) |
| | | Fair value gains/(losses) on financial assets at fair value through profit or loss | | 1 908 | (7 164) |
| | | Legal and professional expenditure | | (502) | (600) |
| (299 692) | — | Impairment of interest in subsidiary | | | |
| | | Impairment of loans | | (13) | (472) |
| | | Loss on disposal of investments | | — | (1 236) |
| (307 691) | (4 544) | **Operating profit/(loss)** | 16 | 3 841 | (15 516) |
| | | Finance income | 17 | 418 | 1 088 |
| | | Finance cost | 17 | (2 262) | (2 603) |
| (307 691) | (4 544) | **Profit/(loss) before taxation** | | 1 997 | (17 031) |
| | | Taxation | 18 | (354) | 111 |
| (307 691) | (4 544) | **Profit/(loss) after taxation** | | 2 351 | (17 142) |
| | | Loss of associated companies | | — | (247) |
| (307 691) | (4 544) | **Profit/(loss) from continuing operations** | | 2 351 | (17 389) |
| | | **Discontinued operations** | | | |
| | | Loss from discontinued operations | 19 | — | (2 382) |
| (307 691) | (4 544) | **Profit/(loss) for the year** | | 2 351 | (19 771) |
| | | **Other comprehensive income/(loss), net of tax** | | | |
| 319 | 1 297 | Currency translation differences | | — | (10) |
| (307 372) | (3 247) | **Total comprehensive income/(loss) for the year** | | 2 351 | (19 781) |
| | | Profit/(loss) attributable to: | | | |
| | | **Owners of the parent** | | 2 371 | (19 494) |
| | | **Minority interest** | | (20) | (277) |
| | | | | 2 351 | (19 771) |
| | | Total comprehensive income/(loss) attributable to: | | | |
| | | **Owners of the parent** | | 2 371 | (19 504) |
| | | **Minority interest** | | (20) | (277) |
| | | **Total comprehensive income/(loss) for the year** | | 2 351 | (19 781) |
| | | Earnings/(loss) per share (pence) – basic and diluted | 20 | 0,7 | (5,6) |
| | | Earnings/(loss) per share from continuing operations (pence) – basic and diluted | 20 | 0,7 | (4,9) |

The notes on pages 31 to 50 are an integral part of these consolidated annual financial statements

# Statement of cash flows

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | Notes | 2010 £'000 | 2009 £'000 |
| | | **Cash flows from operating activities** | | | |
| (307 691) | (4 544) | Operating profit/(loss) | | 3 841 | (15 516) |
| 300 011 | 1 297 | Non-cash items | 21.1 | (2 741) | 16 499 |
| (246) | (726) | Decrease/(increase) in working capital | 21.2 | 101 | (1 748) |
| (7 926) | (3 973) | Cash generated from/(used in) operations | | 1 201 | (765) |
| | | Interest received | | 325 | 1 088 |
| | | Interest paid | | (2 262) | (2 603) |
| — | — | Taxation paid | 21.3 | (9) | (57) |
| (7 926) | (3 973) | **Net cash used in operating activities** | | (745) | (2 337) |
| | | **Cash flows from investing activities** | | | |
| | | Acquisition of property, plant and equipment | | (430) | (42) |
| | | Acquisition of investment properties | | (4 459) | (9 384) |
| | | Proceeds on disposal of investment properties | | 453 | 225 |
| | | Proceeds on disposal of property, plant and equipment | | — | 23 |
| | | Purchase of financial assets at fair value through profit or loss | | (100) | (10 109) |
| | | Proceeds on disposal of shares in associated company | | — | 2 295 |
| | | Decrease in loans to staff and directors | | — | 326 |
| 7 909 | 2 568 | Loan repayments received from subsidiary undertakings | | | |
| | | Other investment activities | | (325) | (56) |
| 7 909 | 2 568 | **Net cash (used in)/from investing activities** | | (4 861) | (16 722) |
| | | **Cash flows from financing activities** | | | |
| — | 1 404 | Proceeds from borrowings | | 7 664 | 10 177 |
| (250) | — | Repayment of borrowings | | (7 717) | (540) |
| (250) | 1 404 | **Net cash (used in)/from financing activities** | | (53) | 9 637 |
| (267) | (1) | **Net decrease in cash and cash equivalents** | | (5 659) | (9 422) |
| 268 | 1 | Cash and cash equivalents at beginning of the year | | 16 248 | 25 670 |
| 1 | — | **Cash and cash equivalents at end of the year** | 8 | 10 589 | 16 248 |

The notes on pages 31 to 50 are an integral part of these consolidated annual financial statements

# Statement of changes in equity

Tradehold Limited and its subsidiaries for the year ended 28 February

| | Share capital and premium | Foreign currency trans-lation reserve | Other non-dis-tributable reserves | Retained income | Attributable to equity holders of the parent | Minority interest | Total |
|---|---|---|---|---|---|---|---|
| **Group (£'000)** | | | | | | | |
| Balance at 29 February 2008 | 84 804 | 8 105 | 844 | (47 499) | 46 254 | 638 | 46 892 |
| Total comprehensive loss | | (10) | | (19 494) | (19 504) | (277) | (19 781) |
| Balance at 28 February 2009 | 84 804 | 8 095 | 844 | (66 993) | 26 750 | 361 | 27 111 |
| Purchase of treasury shares | (26) | | | | (26) | | (26) |
| Total comprehensive income | | | | 2 371 | 2 371 | (20) | 2 351 |
| Balance at 28 February 2010 | 84 778 | 8 095 | 844 | (64 622) | 29 095 | 341 | 29 436 |
| **Company (R'000)** | | | | | | | |
| Balance at 29 February 2008 | 1 019 845 | (1 142) | 236 | (318 564) | 700 375 | — | 700 375 |
| Total comprehensive loss | | 319 | | (307 691) | (307 372) | | (307 372) |
| Balance at 28 February 2009 | 1 019 845 | (823) | 236 | (626 255) | 393 003 | — | 393 003 |
| Total comprehensive loss | | 1 297 | | (4 544) | (3 247) | | (3 247) |
| Balance at 28 February 2010 | 1 019 845 | 474 | 236 | (630 799) | 389 756 | — | 389 756 |

The notes on pages 31 to 50 are an integral part of these consolidated annual financial statements

# Accounting policies

Tradehold Limited and its subsidiaries for the year ended 28 February

The principal accounting policies applied in the preparation of these consolidated annual financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

## 1. Basis of preparation

### Statement of compliance

The consolidated annual financial statements of the Tradehold group have been prepared in accordance with International Financial Reporting Standards (IFRS), IFRIC Interpretations and in the manner required by the Companies Act of South Africa.

### Statement of comprehensive income and statement of cash flows

The group presents its statement of comprehensive income by nature of expense.

The group reports cash flows from operating activities using the indirect method.

The acquisitions of investment properties are disclosed as cash flows from investing activities because this most appropriately reflects the group's business activities.

Cash flows from investing and financing activities are determined using the direct method.

### Preparation of the consolidated annual financial statements

The consolidated annual financial statements have been prepared under the historical cost convention as modified by the revaluation of investment properties and financial instruments at fair value through profit and loss.

The preparation of consolidated annual financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated annual financial statements are disclosed in note 24.

### Use of adjusted measures

The measure listed below is presented as management believes it to be relevant to the understanding of the group's financial performance. This measure is used for internal performance analysis and provides additional useful information on underlying trends to equity holders. This measure is not a defined term under IFRS and may therefore not be comparable with similarly titled measures reported by other entities. It is not intended to be a substitute for, or superior to, measures as required by IFRS.

Trading profit on the face of the statement of comprehensive income, being the group's operating result excluding fair value gains or losses on financial assets at fair value through profit or loss, legal and professional expenditure, impairment of loans and loss or profits on disposal of investments.

## 2. Changes in accounting policy and disclosures

The group has adopted the following new and amended IFRSs and interpretations as of 1 March 2009:

### (a) Standards, amendments and interpretations effective in 2010 and relevant to the group's operations

IFRS 7 'Financial instruments – Disclosures' (amendment) – effective 1 January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. The adoption of the amendment results in additional disclosures but does not have an impact on profit or earnings per share.

IFRS 8 replaces IAS 14, 'segment reporting', and is effective for annual periods beginning on or after 1 January 2009. The new standard requires a 'management approach', under which segment information is presented on a similar basis to that used for internal reporting purposes. The effects of adoption by the group are disclosed in note 31 to the annual financial statements.

IAS 1 (revised). 'Presentation of financial statements' – effective 1 January 2009. The revised standard prohibits the presentation of items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. The adoption of this revised standard impacts only presentation aspects; therefore, it has no impact on profit or earnings per share.

IAS 40, 'Investment property', amendment (and

consequential amendment to IAS 16, 'Property, plant and equipment'). The amendments are part of the IASB's annual improvements project published in May 2008 and are effective from 1 January 2009. Property that is under construction or development for future use as investment property is brought within the scope of IAS 40. Where the fair value model is applied, such property is measured at fair value. However, where fair value of investment property under construction is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably measurable. The group does not have any property under construction.

### (b) Standards, amendments and interpretations to existing standards effective in 2010 but not relevant to the group's operations

- Improvements to IFRSs – 2008
- Borrowing costs (Revised)
- Amendments to IFRS 1 First-Time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements: Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- Amendment to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
- Amendment to IFRS 2 – Vesting conditions and cancellations
- Amendments to IFRIC 9 – Reassessment of Embedded Derivatives and IAS 39 – Financial Instruments: Recognition and Measurement
- IFRIC 13 Customer Loyalty Programmes
- IFRIC 15 Agreements for the Construction of Real Estate
- IFRIC 16 Hedges of a Net Investment in a Foreign Operation
- AC 503 Accounting for Black Economic Empowerment (BEE) Transactions – Revised

### (c) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

The following standards and amendments to existing standards have been published and are mandatory for the group's accounting periods beginning on or after 1 March 2010 or later periods, but the group has not early adopted them:

- Improvements to IFRSs – 2008 (effective from annual periods beginning on or after 1 July 2009)
- Improvements to IFRSs – 2009 (effective from annual periods beginning on or after 1 July 2009 and 1 January 2010)
- Improvements to IFRSs – 2010 (Not yet approved by the APB) (effective from annual periods beginning on or after 1 July 2010 and 1 January 2011)
- Amendments to IFRS 1 First-Time Adoption of International Financial Reporting Standards (effective from annual periods beginning on or after 1 January 2010)
- Amendments to IFRS 1 First-Time Adoption of International Financial Reporting Standards (effective from annual periods beginning on or after 1 July 2010)
- IFRS 2 (Amendment) – Group cash-settled share-based payment transactions (effective from annual periods beginning on or after 1 January 2010)
- IFRS 3 (Revised) – Business combinations (effective from annual periods beginning on or after 1 July 2009)
- IFRS 9 Financial instruments (effective from annual periods beginning on or after 1 January 2013)
- Amended IAS 24 Related Party Disclosures (effective from annual periods beginning on or after 1 January 2011)
- IAS 27 (Revised) – Consolidated and separate financial statements (effective from annual periods beginning on or after 1 July 2009)
- Amendment to IAS 32 – Classification of Rights Issues (effective from annual periods beginning on or after 1 February 2010)
- Amendments to IAS 39 Financial Instruments: Recognition and Measurement Exposures Qualifying for Hedge Accounting (effective from annual periods beginning on or after 1 July 2009)
- Amendment to IFRIC 14 Prepayments of a Minimum funding requirement (effective from annual periods beginning on or after 1 January 2011)
- IFRIC 17 – Distribution of non-cash assets to owners (effective from annual periods beginning on or after 1 July 2009)
- IFRIC 18 – Transfers of assets from customers (effective from annual periods beginning on or after 1 July 2009)
- IFRIC 19 Extinguishing financial liabilities with equity instruments (effective from annual periods beginning on or after 1 July 2010)
- AC 504: IAS 19 (AC116) – The limit on a defined benefit asset, Minimum funding requirements

# Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

and their interaction in the South African pension fund environment (effective from annual periods beginning on or after 1 April 2009)

Management is assessing the impact of these standards, amendments and interpretations on the group's operations.

## 3. Consolidation

### a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group's share of the net assets acquired, the difference is recognised directly in the profit or loss for the year.

Consolidated annual financial statements are prepared using uniform accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

### b) Transaction with minorities

The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group and are recorded in the profit or loss. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

### c) Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss. See note 10 for the impairment of non-financial assets including goodwill.

The group's share of its associates' post-acquisition profits or losses is recognised in the profit or loss, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements in reserves are recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group. Dilution gains and losses arising in investments in associates are recognised in the profit or loss.

### d) Investment in subsidiaries and associates

In the company's annual financial statements investments in subsidiaries and associates are carried at cost less impairment.

## 4. Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The group has determined that its chief operating decision maker is the board of directors of the group.

## 5. Foreign currency translation

### (a) Functional and presentation currency

Items included in the consolidated annual financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated annual financial statements are presented in Pound Sterling, which is the company's functional currency and the group's presentation currency. The company's presentation currency is South African Rand.

### (b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss for the year.

### (c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

(ii) income and expenses for each profit or loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

(iii) all resulting exchange differences are recognised as a separate component of equity in other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognised in profit and loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

## 6. Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated group, is classified as investment property. As from 1 March 2009, investment property also includes property that is being constructed or developed for future use as investment property.

Investment property is measured initially at its cost, including related transaction costs and borrowing costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the group uses alternative valuation methods, such as external valuers, or internal valuations based on rental income from current leases and assumptions about rental income from future leases in the light of current market conditions (recent prices on less active markets or discounted cash flow projections). Valuations are performed as of the financial position date by professional valuers who hold recognised and relevant professional qualifications and have recent experience in the location and category of the investment property being valued. These valuations form the basis for the carrying amounts in the consolidated annual financial statements. Investment property that is being redeveloped for continuing use as investment property or for which the market has become less active continues to be measured at fair value. Fair value measurement on property under construction is only applied if the fair value is considered to be reliably measurable.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect

# Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

of the property. Some of those outflows are recognised as a liability, including finance lease liabilities in respect of leasehold land classified as investment property; others, including contingent rent payments, are not recognised in the consolidated annual financial statements.

Subsequent expenditure is capitalised to the asset's carrying amount only when it is probable that future economic benefits associated with the expenditure will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed when incurred. When part of an investment property is replaced, the carrying amount of the replaced part is derecognised.

If a valuation obtained for a property held under a lease is net of all payments expected to be made, any related lease liability recognised separately in the statement of financial position is added back to arrive at the carrying value of the investment property for accounting purposes.

The fair value of investment property does not reflect future capital expenditure that will improve or enhance the property and does not reflect the related future benefits from this future expenditure other than those a rational market participant would take into account when determining the value of the property.

Changes in fair values are recognised in the profit or loss. Investment properties are derecognised either when they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal.

Where the group disposes of a property at fair value in an arm's length transaction, the carrying value immediately prior to the sale is adjusted to the transaction price, and the adjustment is recorded in the profit or loss within net gain from fair value adjustment on investment property.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment. Its fair value at the date of reclassification becomes its cost for subsequent accounting purposes.

If an item of owner-occupied property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is treated in the same way as a revaluation under property, plant and equipment. Any resulting increase in the carrying amount of the property is recognised in the profit or loss to the extent that it reverses a previous impairment loss, with any remaining increase recognised in other comprehensive income and increases directly to revaluation surplus within equity. Any resulting decrease in the carrying amount of the property is initially charged in other comprehensive income against any previously recognised revaluation surplus, with any remaining decrease charged to profit or loss.

Where an investment property undergoes a change in use, evidenced by commencement of development with a view to sale, the property is transferred to inventories. A property's deemed cost for subsequent accounting as inventories is its fair value at the date of change in use.

## 7. Property, plant and equipment

All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Cost of an item of property, plant and equipment includes its purchase price and any direct attributable costs. Cost includes the cost of replacing part of an existing property, plant and equipment at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day-to-day servicing of an item of property, plant and equipment.

Borrowing costs incurred for the purpose of acquiring, constructing or producing a qualifying property, plant and equipment are capitalised as part of its cost. A qualifying property, plant and equipment is an asset that necessarily takes a substantial period of time to get ready for its intended use. Borrowing costs are capitalised while acquisition, construction or production is actively underway and ceases once the asset is substantially complete or suspended if the development of the asset is suspended.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognised. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets' estimated useful lives, as follows:

- Land: Nil
- Buildings: 50 years
- Machinery: 4 – 7 years

- Equipment: 7 – 10 years
- Vehicles: 4 – 5 years
- Improvements to leasehold property over the shorter of the useful life of the asset and the lease term

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset's carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in the profit or loss.

## 8. Leases

### (a) A group company is the lessee

**Operating lease**

Leases in which a significant portion of the risks and rewards of ownership are retained by another party, the lessor, are classified as operating leases. Payments, including prepayments, made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease. Properties leased out under operating leases are included in investment properties. See note 6 for the accounting policy relating to land held on an operating lease and used as investment property.

### (b) A group company is the lessor in an operating lease

Properties leased out under operating leases are included in investment property in the statement of financial position (note 2 to the annual financial statements). See note 22 for the recognition of rental income.

### (c) A group company is the lessor - fees paid in connection with arranging leases and lease incentives

The group makes payments to agents for services in connection with negotiating lease contracts with the group's lessees. The letting fees are capitalised within the carrying amount of the related investment property and amortised over the lease term. Lease incentives are recognised as a reduction of rental income on a straight-line basis over the lease term.

## 9. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired business at the date of acquisition. Goodwill on acquisition of associates is included in 'interest in associated companies' and is tested for impairment as part of the over-all balance. Goodwill on acquisition of subsidiaries is included in 'intangibles'. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

## 10. Impairment of non-financial assets

Assets that have an indefinite useful life – for example, goodwill – are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

## 11. Non-current assets (or disposal groups) held-for-sale

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

# Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

## 12. Financial assets

### (a) Classification

The group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

**Financial assets at fair value through profit or loss**
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

**Loans and receivables**
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The group's loans and receivables comprise 'trade and other receivables' and cash and cash equivalents in the statement of financial position.

### (b) Recognition and measurement

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the profit or loss. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the profit or loss in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the profit or loss as part of other income when the group's right to receive payments is established.

### (c) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

### (d) Impairment of financial assets

**Assets carried at amortised cost**
The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in the profit or loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the reversal of the previously recognised impairment loss is recognised in the profit or loss.

TRADEHOLD
LIMITED

# Form of proxy

TRADEHOLD LIMITED
Registration number: 1970/009054/06
Incorporated in the Republic of South Africa
JSE Code: TDH ISIN: ZAE000026902
("Tradehold" or "the company")

**To be completed by certificated shareholders and dematerialised shareholders with own name registration only.**

**For use at the annual general meeting of members to be held at 09:30 on Friday, 6 August 2010 in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria 7493.**

Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (full names and surname in block letters) ..........................................................

of (full address) ..........................................................

..........................................................

as a member of Tradehold, being the registered holder of ...................... shares in the company, hereby appoint:

1. .......................................................... or

2. .......................................................... or

3. THE CHAIRMAN OF THE MEETING
as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold to be held at 09:30 on Friday, 6 August 2010 and at any adjournment thereof:

Indicate with an X in the appropriate block:

## Ordinary resolutions

| | | IN FAVOUR OF | AGAINST | ABSTAIN |
|---|---|---|---|---|
| Adoption of the annual financial statements | 1. | | | |
| Confirmation of the directors' remuneration | 2. | | | |
| Re-appointment of PricewaterhouseCoopers Inc. as auditors | 3. | | | |
| Re-appointment of Mr C Moore to the board | 4. | | | |
| Placing the shares under the control of the directors | 5. | | | |
| General authority to directors to issue shares for cash | 6. | | | |
| Special resolution – general authority to directors to repurchase the company's shares | | | | |

Signed at ........................................ this........ day of........................ 2010

........................................
*Signature*
Capacity and authorisation (see note 3)

*Please read the notes on the reverse side of this form of proxy.*

# Form of proxy continued

NOTES:

1. A member entitled to attend and vote at the annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.

2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.

3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.

4. Shareholders who have dematerialised their shares with a CSDP or stockbroker, other than own name registration, must arrange with the CSDP or stockbroker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or stockbroker concerned.

5. Any alteration to the form of proxy must be signed, not initialled.

6. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

7. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

8. Proxies must reach the company secretary at his office at 36 Stellenberg Road, Parow Industria 7493 (P O Box 6100, Parow East 7501) by no later than 09:30 on 4 August 2010 (at least 48 hours before commencement of the meeting).

## 13. Trade receivables

Trade receivables are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

## 14. Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.

## 15. Share capital

Ordinary shares are classified as equity. Mandatorily redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any group company purchases the company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company's equity holders.

## 16. Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

## 17. Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit or loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Preference shares, which are mandatorily redeemable on a specific date, are classified as liabilities. The dividends on these preference shares are recognised in the profit or loss as interest expense.

## 18. Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognised in the profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case the tax is also recognised in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or

# Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

South African resident companies are subject to a dual corporate tax system, one part of the tax being levied on taxable income and the other, a secondary tax (called STC), on distributed income. A company incurs STC charges on the declaration or deemed declaration of dividends (as defined under tax law) to its shareholders. STC is not a withholding tax on shareholders, but a tax on companies. The STC tax consequence of dividends is recognised as a taxation charge in the income statement in the same period that the related dividend is accrued as a liability. The STC liability is reduced by dividends received during the dividend cycle. Where dividends declared exceed the dividends received during a cycle, STC is payable at the current STC rate on the net amount. Where dividends received exceed dividends declared within a cycle, there is no liability to pay STC. The potential tax benefit related to excess dividends received is carried forward to the next dividend cycle as an STC credit. Deferred tax assets are recognised on unutilised STC credits to the extent that it is probable that the group will declare future dividends to utilise such STC credits.

## 19. Employee benefits

### (a) Pensions

The group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefits expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

### (b) Short-term employee benefits and compensation absences

Wages, salaries, paid annual leave and sick leave, bonuses, and non-monetary benefits (such as health services and childcare services) are recognised as employee benefit expense and accrued when the associated services are rendered by the employees of the group.

### (c) Profit-sharing and bonus payments

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

## 20. Share-based payments

The group operates an equity-settled, share-based compensation plan, under which the entity receives services from employees as consideration for equity instruments (options) of the group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

- including any market performance conditions;
- excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period); and
- including the impact of any non-vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in the profit or loss, with a corresponding adjustment to equity.

The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs.

The grant by the company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

The fair value of employee share options granted on or after 7 November 2002 is calculated using the Black-Scholes or Monte Carlo models. The group elected not to apply IFRS 2 to share awards granted before 7 November 2002, such that no expense has been or is being recognised for them in the profit or loss. Consequently, on the vesting of these awards, the cost of the shares is recognised directly in retained earnings.

## 21. Provisions

Provisions for legal claims are recognised when: the group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Provisions are not recognised for future operating leases.

Where the group, as lessee, is contractually required to restore a leased property to an agreed condition prior to release by a lessor, provision is made for such costs as they are identified.

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract is lower than the unavoidable costs of meeting its obligations under the contract (onerous contracts).

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as finance cost.

## 22. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the group's activities as described below.

Revenue includes rental income, and service charges and revenue from hotel operations.

### (a) Rental income

Rental income from operating leases is recognised on a straight-line basis over the lease term. When the group provides incentives to its tenants, the cost of incentives is recognised over the lease term, on a straight-line basis, as a reduction of rental income.

Service and management charges are recognised in the accounting period in which the services are rendered. When the group is acting as an agent, the commission rather than gross income is recorded as revenue.

Surrender premiums are recognised as income in the period they become receivable from the tenant.

### (b) Revenue from hotel operations

Revenue from hotel operations includes the rental of rooms and food and beverage sales. Revenue is recognised when rooms are occupied and food and beverages are sold.

### (c) Interest income

Interest income is recognised using the effective interest method. When a loan and receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables are recognised using the original effective interest rate.

### (d) Dividend income

Dividend income is recognised when the right to receive payment is established.

## 23. Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's consolidated annual financial statements in the period in which the dividends are declared.

## 24. Critical accounting estimates, assumptions and judgements

Management makes estimates and assumptions

# Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, assumptions and management judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

### (a) Principal assumptions underlying management's estimation of fair value of investment properties

The best evidence of fair value is current prices in an active market for similar leases and other contracts. In the absence of such information, the group determines the amount within a range of reasonable fair value estimates. In making its judgement the group considers information from a variety of sources including:

- Current prices in an active market for properties of different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences;
- Recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and
- Discounted cash flow projections based on reliable estimates of future cash flows, derived from the terms of any existing leases and other contracts and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

If information on current or recent prices is not available, the fair values of investment properties are determined using discounted cash flow valuation techniques. The group used assumptions that are mainly based on market conditions existing at each balance sheet date.

The principal assumptions underlying management's estimation of fair value are those related to: The receipt of contracted rentals, expected future market rentals, lease renewals, maintenance requirements and appropriate discount and capitalisation rates. These valuations are regularly compared to actual market yield data, actual transactions by the group and those reported by the market.

The expected future market rentals are determined with reference to current market rentals for similar properties in the same location and condition.

### (b) Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant estimates are required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions.

# Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 28 February

## 1. Property, plant and equipment

| 1.1 | £'000 | Owned land and buildings | Machinery, equipment and vehicles | Improvements to leasehold property | Total |
|---|---|---|---|---|---|
| 1.1.1 | Cost | | | | |
| | At 28 February 2009 | — | 110 | 15 | 125 |
| | Additions | — | 430 | 2 | 432 |
| | Transferred from investment properties (note 2) | 6 018 | — | — | 6 018 |
| | Acquisitions through business combinations (note 29) | — | 637 | — | 637 |
| | At 28 February 2010 | 6 018 | 1 177 | 17 | 7 212 |
| 1.1.2 | Accumulated depreciation | | | | |
| | At 28 February 2009 | — | 73 | 5 | 78 |
| | Charge for the year | 60 | 169 | 5 | 234 |
| | At 28 February 2010 | 60 | 242 | 10 | 312 |
| 1.1.3 | Book value at 28 February 2010 | 5 958 | 935 | 7 | 6 900 |

| 1.2 | £'000 | Owned land and buildings | Machinery, equipment and vehicles | Improvements to leasehold property | Total |
|---|---|---|---|---|---|
| 1.2.1 | Cost | | | | |
| | At 29 February 2008 | — | 129 | — | 129 |
| | Additions | — | 20 | 22 | 42 |
| | Disposals and scrappings | — | (39) | (7) | (46) |
| | At 28 February 2009 | — | 110 | 15 | 125 |
| 1.2.2 | Aggregate depreciation | | | | |
| | At 29 February 2008 | — | 89 | — | 89 |
| | Charge for the year | — | 20 | 5 | 25 |
| | Disposals and scrappings | — | (36) | — | (36) |
| | At 28 February 2009 | — | 73 | 5 | 78 |
| 1.2.3 | Book value at 28 February 2009 | — | 37 | 10 | 47 |

There were no impairment charges in 2010 and 2009.

1.2.4 Owned land and buildings with a carrying amount of £6,0 million (2009: nil) serve as security for long-term borrowings (refer 12.2).

1.2.5 A register containing details is available for inspection at the registered offices of Moorgarth Holdings Ltd.

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | **2.** | **Investment properties** | | |
| | | 2.1 | At beginning of year | 46 445 | 44 901 |
| | | | Additions | 4 459 | 9 384 |
| | | | Disposals and scrappings | (433) | (380) |
| | | | Net gain/(loss) from fair value adjustments on investment property | 1 046 | (7 460) |
| | | | Transfer to property, plant and equipment – at fair value | (6 018) | — |
| | | | Transfer to disposal groups classified as held for sale | (332) | — |
| | | | At end of the year | 45 167 | 46 445 |
| | | | Investment properties transferred to the disposal group classified as held for sale amounts to £0,3 million and relates to three apartments that are actively being marketed. | | |
| | | 2.2 | A register containing details is available for inspection at the registered offices of Moorgarth Holdings Ltd. | | |
| | | 2.3 | External valuers King Sturge, who hold recognised and relevant professional qualifications, valued property representing 25% of the portfolio. The remainder of the portfolio was valued by the directors of the various property companies following discussions with appropriately qualified employees of the group's bankers and information received from agents and auctioneers. The valuations were based upon yields of between 6,50% and 13,25%. | | |
| | | | Investment properties with a carrying amount of | 4 795 | 4 890 |
| | | | were vacant at year-end. | | |
| | | 2.4 | Investment properties with a carrying amount of | 43 902 | 44 958 |
| | | | serve as security for long-term borrowings (refer 12.2). | | |
| | | 2.5 | Income and expenditure relating to investment properties | | |
| | | | Rental income | 3 229 | 3 425 |
| | | | Direct operating expenditure | 297 | 293 |
| | | | Direct operating expenses recognised in profit or loss include | 236 | 213 |
| | | | relating to investment property that was unlet. | | |
| | | **3.** | **Interest in subsidiaries** | | |
| | | 3.1 | Consisting of – | | |
| 1 | 1 | | Shares in Tradegro Holdings Ltd at cost | | |
| 1 011 032 | 1 008 464 | | Amount owing by Tradegro Holdings Ltd | | |
| (610 302) | (610 302) | | Impairment of loan to subsidiary | | |
| 400 731 | 398 163 | | | | |
| 14 288 | 13 348 | | Less – Current account transferred to current assets (refer 3.2) | | |
| 386 443 | 384 815 | | | | |
| | | 3.2 | This loan is repayable on demand and interest-free. No repayment terms exist in respect of the remaining balance of the amount owing by Tradegro Holdings Ltd, which is also interest-free. | | |

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | 3.3 | In 2009, as a result of the loss on investments in UBS AG and Instore plc, inter-company loans made by the company have been impaired to reflect the fact that the extent of recovery of these loans remains limited. Inter-company loans have been impaired by R299,7 million on 28 February 2009. This impairment charge has been recognised in the company's income statement. | | |
| | | **4.** | **Interest in associated companies** | | |
| | | 4.1 | Consisting of – | | |
| | | | Unlisted investment at cost | — | 1 |
| | | | Amounts owing | — | 474 |
| | | | Equity adjustments | — | (475) |
| | | | | — | — |
| | | 4.2 | Reconciliation of carrying value – | | |
| | | | Carrying value at beginning of the year | — | 9 312 |
| | | | Share of losses – continuing operations | — | (247) |
| | | | Share of losses – discontinuing operations | — | (2 382) |
| | | | Sale of interest in associate company | — | (6 204) |
| | | | Loans impaired | — | (228) |
| | | | Loans received | — | (251) |
| | | | | — | — |
| | | | During the previous financial year, an investment of 20,4% in Instore plc was sold, reducing the holding in that company to 15,9%. The holding in Instore plc was therefore classified as financial asset (refer 5.2.1). Also included in the previous year, is the investment in Clumber Park Hotel LLP at £nil. In the current year the group acquired a controlling interest (refer 29). | | |
| | | **5.** | **Financial assets** | | |
| | | 5.1 | Consisting of – | | |
| | | | Financial assets at fair value through profit or loss | 7 679 | 5 671 |
| | | | Loans and receivables at amortised cost | 154 | 86 |
| | | | | 7 833 | 5 757 |
| | | 5.2 | Financial assets at fair value through profit or loss | | |
| | | 5.2.1 | 36 235 252 Shares in Instore plc designated at fair value through profit or loss | | |
| | | | At beginning | 1 449 | — |
| | | | Reclassification from investment in associate company | — | 2 726 |
| | | | Fair value movement | 363 | (1 277) |
| | | | At end | 1 812 | 1 449 |
| | | | A gain of £0,4 million resulted from fair value adjustment the investment in Instore plc to its fair value of 5 pence per share at the end of February 2010. A loss of £1,3 million resulted from fair value adjustment the investment in Instore plc to its fair value of 4 pence per share at the end of February 2009. | | |

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | 5.2.2 | 636 000 Shares in UBS AG designated at fair value through profit or loss | | |
| | | | At beginning | 4 222 | — |
| | | | Acquisition | — | 10 109 |
| | | | Fair value movement | 1 545 | (5 887) |
| | | | At end | 5 767 | 4 222 |
| | | | A gain of £1,5 million resulted from fair value adjustment the investment in UBS AG to its fair value of SFr14,81 at the end of February 2010. A loss of £5,9 million resulted from writing down the investment in UBS AG to its market value of SFr11,06 per share at the end of February 2009. The above shares have been pledged as security for short-term borrowings (refer 14.2). | | |
| | | 5.2.3 | 2 000 000 Shares in Abbeycrest plc designated at fair value through profit or loss | | |
| | | | At beginning | — | — |
| | | | Acquisition | 100 | — |
| | | | Fair value movement | — | — |
| | | | At end | 100 | — |
| | | 5.3 | Loans and receivables at amortised cost | | |
| | | | Non-current assets | | |
| | | | Loans to directors (refer 5.4 & 5.5) | 145 | 57 |
| | | | Staff and other loans | 9 | 29 |
| | | | | 154 | 86 |

5.4

| Loans to directors: 28 February 2010 (£'000) | C Moore | C H Wiese | Total |
|---|---|---|---|
| Balance at beginning of the year | 25 | 32 | 57 |
| Interest capitalised | 34 | 44 | 78 |
| Increase at conversion | 10 | 13 | 23 |
| Impairment | (6) | (7) | (13) |
| | 63 | 82 | 145 |
| Currency of loan | SA Rand | SA Rand | |
| Interest rate | 9,0% | 9,0% | |
| Repayment date | 15/10/2011 | 15/10/2011 | |

5.5

| Loans to directors: 28 February 2009 (£'000) | C Moore | C H Wiese | Total |
|---|---|---|---|
| Balance at beginning of the year | 90 | 116 | 206 |
| Interest capitalised | 35 | 45 | 80 |
| Increase at conversion | 5 | 8 | 13 |
| Impairment | (105) | (137) | (242) |
| | 25 | 32 | 57 |
| Currency of loan | SA Rand | SA Rand | |
| Interest rate | 13,5% | 13,5% | |
| Repayment date | 15/10/2011 | 15/10/2011 | |

Loans to directors have been impaired to reflect the fair value of the underlying assets.

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | 5.6 | Analysis of total financial assets: | | |
| | | | Non-current | 154 | 1 535 |
| | | | Current | 7 679 | 4 222 |
| | | | | 7 833 | 5 757 |
| | | **6.** | **Inventories** | | |
| | | | Consumables and hotel stocks | 26 | — |
| | | **7.** | **Trade and other receivables** | | |
| | | | Trade receivables | 187 | 157 |
| 156 | 156 | | Other receivables | 421 | 605 |
| | | | Interest receivable | 6 | 854 |
| | | | Restricted cash | 930 | 765 |
| | | | Indirect tax receivables | 482 | — |
| 156 | 156 | | | 2 026 | 2 381 |

There is no significant concentration of credit risk with respect to trade receivables, as the group has a large number of tenants. As of 28 February 2010 and 28 February 2009, all trade receivables were fully performing. Restricted cash relates to money held in an escrow account by solicitors until the conclusion of outstanding legal matters.

| | | 2010 £'000 | 2009 £'000 |
|---|---|---|---|
| **8.** | **Cash and cash equivalents** | | |
| 8.1 | Consisting of – | | |
| | Cash at bank and on hand | 983 | 3 248 |
| | Short-term bank deposits | 9 606 | 13 000 |
| | | 10 589 | 16 248 |
| | Cash, cash equivalents and bank overdrafts include the following for the purposes of the statement of cash flows: | | |
| | Cash and cash equivalents | 10 589 | 16 248 |
| | Bank overdrafts | — | — |
| | | 10 589 | 16 248 |
| 8.2 | Cash deposits in the amount of | 200 | 1 800 |
| | serve as security for long-term borrowings to ensure continued compliance with certain loan facility financial covenants (refer 12.2). | | |
| 8.3 | A cash deposit in the amount of | 2 500 | 3 000 |
| | serve as security for short-term borrowings (refer 14.2). | | |

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|---|
| | | **9.** | **Ordinary share capital** | | |
| | | 9.1 | Authorised: | | |
| 600 | 600 | | 600 000 000 (2009: 600 000 000) ordinary shares of 0,1 cent (2009: 0,1 cent) each | 48 | 48 |
| | | 9.2 | Issued: | | |
| 347 | 347 | | 347 330 441 (2009: 347 330 441) ordinary shares of 0,1 cent (2009: 0,1 cent) each | 28 | 28 |
| | | 9.3 | Treasury shares: 788 321 ordinary shares of 0,1 cent each | (26) | — |
| | | 9.4 | A maximum number of 1 000 000 shares in the authorised share capital of the company is reserved for issue to participants to the Tradehold Share Incentive Trust at an issue price of R2,70 per share. These shares can be issued on demand. | | |
| | | 9.5 | The unissued share capital is, until the forthcoming annual general meeting, under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit. | | |
| | | **10.** | **Reserves** | | |
| (587) | 710 | 10.1 | Non-distributable reserves | 8 939 | 8 939 |
| (823) | 474 | | Foreign currency translation reserve | 8 095 | 8 095 |
| | | | Surplus on revaluation of land and buildings | 823 | 823 |
| 236 | 236 | | Capital redemption reserve fund | 21 | 21 |
| | | 10.2 | Distributable reserve | | |
| (626 255) | (630 799) | | Accumulated loss | (64 622) | (66 993) |
| (626 842) | (630 089) | | | (55 683) | (58 054) |
| | | **11.** | **Preference share capital** | | |
| | | 11.1 | Authorised: | | |
| 255 | 255 | | 255 000 000 (2009: 255 000 000) non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent (2009: 0,1 cent) each | 21 | 21 |
| | | 11.2 | Issued: | | |
| 144 | 144 | | 143 856 255 (2009: 143 856 255) non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent (2009: 0,1 cent) each | 12 | 12 |

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | 2010 £'000 | 2009 £'000 |

11.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%. These shares are not listed on any stock exchange.

11.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.

## 12. Long-term borrowings

12.1 Secured

| | 2010 £'000 | 2009 £'000 |
|---|---|---|
| Repayable quarterly in instalments of £11 063 (2009: £10 584) until November 2010 and interest-bearing at 6,1% (2009: 6,1%) | 1 130 | 1 176 |
| Repayable quarterly in instalments of £9 441 (2009: £9 100) until December 2010 and interest-bearing at 5,8% (2009: 5,8%) | 1 477 | 1 514 |
| Repayable quarterly in instalments of £16 659 (2009: £15 633) until August 2011 and interest-bearing at 6,6% (2009: 6,6%) | 2 486 | 2 549 |
| Repayable quarterly in instalments of £17 843 (2009: £16 861) until August 2011 and interest-bearing at 5,9% (2009: 5,9%) | 2 469 | 2 536 |
| Repayable quarterly in instalments of £9 003 (2009: £7 976) until October 2010 and interest-bearing at 6,1% (2009: 6,1%) | 1 599 | 1 636 |
| Repayable quarterly in instalments of £9 003 (2009: £8 550) until October 2010 and interest-bearing at 5,7% (2009: 5,7%) | 1 593 | 1 627 |
| Repayable quarterly in instalments of £15 587 (2009: £15 125) until February 2012 and interest-bearing at 6,5% (2009: 6,5%) | 2 944 | 3 004 |
| Repayable quarterly in instalments of £30 955 (2009: £29 003) until October 2011 and interest-bearing at 6,5% (2009: 6,5%) | 5 724 | 5 840 |
| Repayable quarterly in instalments of £22 643 (2009: £21 242) until October 2011 and interest-bearing at 6,4% (2009: 6,4%) | 4 119 | 4 204 |
| Repayable on disposal of property and interest- bearing at the bank base rate plus 2,5% (2009: bank base rate plus 2,5%) | 173 | 277 |
| Repayable quarterly in instalments of £22 030 (2009: £20 699) until February 2012 and interest-bearing at 6,5% (2009: 6,5%) | 4 016 | 4 100 |
| Repayable quarterly from July 2010 in instalments of £52 250 until July 2012 and interest-bearing at 6,7% | 5 434 | — |
| Repayable quarterly in instalments of £19 618 until July 2010 and interest-bearing at 3 month LIBOR plus 3,0% | 2 230 | — |
| Other | — | 6 499 |
| | 35 394 | 34 962 |
| Redemptions within 12 months transferred to short-term loans | (8 861) | (3 522) |
| | 26 533 | 31 440 |

12.2 The above loans are secured by –

| | 2010 £'000 | 2009 £'000 |
|---|---|---|
| A fixed charge over fixed property with a carrying amount of | 49 860 | 44 958 |
| Cession of cash deposits in the amount of | 200 | 1 800 |
| | 50 060 | 46 758 |

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | 13. | **Trade and other payables** | | |
| | | | Trade payables | 513 | 346 |
| 2 089 | 1 363 | | Other payables and accrued expenses | 1 040 | 914 |
| | | | Provision for onerous leases | 285 | 475 |
| | | | Balance at beginning of the year | 475 | 785 |
| | | | Unused amounts reversed | (92) | (241) |
| | | | Utilised during the year | (98) | (69) |
| | | | Deferred income | 150 | 168 |
| | | | Tenant deposits | 217 | 213 |
| | | | Social security and other taxes | 8 | 11 |
| 2 089 | 1 363 | | | 2 213 | 2 127 |

The estimated fair values of the above financial liabilities are the discounted amounts of the estimated future cash flows expected to be paid and approximate their carrying amounts.

The provision for onerous contracts established in prior years cover the loss anticipated in connection with the liabilities arising as a result of an indemnity given by the group to Instore plc as part of the purchase and sale agreement.

| | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|
| 14. | **Short-term borrowings** | | |
| 14.1 | Secured | | |
| | Short-term portion of long-term borrowings (refer 12) | 8 861 | 3 522 |
| | Repayable on 2 March 2010 and interest-bearing at 1,1% (2009: 1,3%) (refer 14.2) | 5 817 | 6 302 |
| | | 14 678 | 9 824 |
| 14.2 | The above loan is secured by – | | |
| | Listed share investment with a carrying amount of | 5 767 | 4 222 |
| | Cash deposit in the amount of | 2 500 | 3 000 |
| | | 8 267 | 7 222 |
| 15. | **Revenue** | | |
| | Rental income | 3 229 | 3 425 |
| | Hotel revenue | 1 554 | — |
| | | 4 783 | 3 425 |

The group has entered into various operating lease agreements as the lessor of property. The period of leases whereby the group leases out its investment property under operating leases varies from 1 year to 35 years.

| | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|
| Future minimum lease payments receivable under non-cancellable operating leases are as follows: | | |
| Not later than one year | 3 374 | 3 027 |
| Later than 1 year not later than 5 years | 10 871 | 11 023 |
| Later than 5 years | 22 155 | 20 020 |
| | 36 400 | 34 070 |

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | 2010 £'000 | 2009 £'000 |
| | | **16. Operating profit/(loss)** | | |
| | | 16.1 Determined after taking into account the following: | | |
| 816 | 689 | Staff costs | 1 199 | 652 |
| 816 | 689 | Salaries, wages and service benefits | 1 199 | 632 |
| | | Retirement benefit contributions | — | 20 |
| | | Foreign exchange losses | 113 | 1 004 |
| 476 | 447 | Auditors' remuneration | 63 | 60 |
| 429 | 448 | Audit fees – for this year | 64 | 57 |
| 47 | (1) | – (over)/underprovided in the previous year | (1) | 3 |
| 5 734 | 7 550 | Fees paid for outside services | 117 | 390 |
| 5 648 | 7 444 | Administrative | 109 | 384 |
| 86 | 106 | Secretarial | 8 | 6 |
| — | (5 175) | Administration fees received from subsidiary companies | | |
| | | Bad debts written off | — | 1 146 |
| | | Operating leases – buildings | 145 | 148 |
| | | Operating leases – machinery | 85 | — |
| | | Profit on sale and scrapping of property, plant and equipment | — | (12) |
| | | (Profit)/loss on disposal of investment properties | (21) | 154 |
| | | Legal and professional expenditure (refer 16.1.1) | 502 | 600 |
| | | Loss on disposal of investments (refer 16.1.2) | — | 1 236 |

16.1.1 Represent the cost of litigation and fees payable in respect of the restructuring of the business of Tradehold Ltd.

16.1.2 Represents the loss on disposal of 46,5 million Instore plc shares during July 2008 for proceeds of £2,3 million.

| | | | 2010 £'000 | 2009 £'000 |
|---|---|---|---|---|
| | | 16.2 Directors' remuneration | | |
| | | 16.2.1 Non-executive directors | 10 | 10 |
| | | Executive directors | 742 | 576 |
| | | | 752 | 586 |

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| | | Basic remuneration £'000 | Fees £'000 | Management company fees £'000 | 2010 Total £'000 | 2009 Total £'000 |
|---|---|---|---|---|---|---|
| 16.2.2 | Non-executive directors | | | | | |
| | C Stassen | — | 10 | — | 10 | 10 |
| | H R W Troskie | — | — | — | — | — |
| | | — | 10 | — | 10 | 10 |

| | | Basic remuneration £'000 | Fees £'000 | Management company fees £'000 | 2010 Total £'000 | Basic 2009 Total £'000 |
|---|---|---|---|---|---|---|
| 16.2.3 | Executive directors | | | | | |
| | C Moore | 336 | — | — | 336 | 281 |
| | C H Wiese | — | 45 | 361 | 406 | 295 |
| | | 336 | 45 | 361 | 742 | 576 |

| 16.2.4 | Share options granted to directors | Number of options | Issue date | Issue price (R) | Expiry date | Total options outstanding |
|---|---|---|---|---|---|---|
| | C H Wiese | 1 000 000 | 26/09/2002 | 2,70 | 26/09/2012 | 1 000 000 |

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|---|
| | | **17.** | **Finance income and cost** | | |
| | | | Finance cost on bank borrowings | 76 | 253 |
| | | | Finance cost on long-term borrowings | 2 186 | 2 350 |
| | | | Total finance cost | 2 262 | 2 603 |
| | | | Interest income on short-term bank deposits | (140) | (821) |
| | | | Interest income on loans to staff | (95) | (118) |
| | | | Other finance income | (183) | (149) |
| | | | Total finance income | (418) | (1 088) |
| | | | Finance income/cost – net | 1 844 | 1 515 |
| | | **18.** | **Taxation** | | |
| | | 18.1 | Classification – | | |
| | | | South African normal taxation | — | — |
| | | | Foreign taxation | (354) | 111 |
| | | | | (354) | 111 |
| | | 18.2 | Consisting of - | | |
| | | | Current taxation | 5 | 111 |
| | | | Prior year taxation | (359) | — |
| | | | | (354) | 111 |

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | 18.3 | Reconciliation of tax rate - | | |
| 28,0 | 28,0 | | South African normal tax rate | 28,0 | 28,0 |
| (28,0) | (28,0) | | Net adjustment | (45,7) | (28,7) |
| (28,0) | (28,0) | | Exempt income/non-deductible expenses | (29,3) | (27,8) |
| | | | Creation of tax losses | 1,5 | (0,6) |
| | | | Other adjustments | 0,1 | (0,3) |
| | | | Prior year taxation | (18,0) | — |
| — | — | | Effective tax rate | (17,7) | (0,7) |

18.4 During the year, a provision for taxation amounting to £325 589 was reversed. The release was as a result of tax assessments issued by local tax authorities for a subsidiary registered in Switzerland.

18.5 Exempt income and non-deductible expenses mainly relate to the fair value gains and losses on financial assets at fair value through profit and loss and the gains and losses from fair value adjustments on investment properties.

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|---|
| 18 025 | 18 025 | 18.6 | Credits in respect of secondary tax on companies (STC) at year-end | 1 521 | 1 266 |
| 1 802 | 1 802 | | The utilisation of the STC relief of | 152 | 127 |

calculated at current rates is dependent on the future distribution of dividends in the companies concerned.

18.7 Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The group did not recognise deferred income tax assets of £1,8 million (2009: £1,9 million) in respect of losses amounting to £6,3 million (2009: £6,5 million) that can be carried forward against future taxable income.

## 19. Discontinued operations

In the prior year, the company sold 46,5 million Instore plc shares, reducing the effective holding in that company to 15,9%, which holding has been classified as a financial asset with effect from this date.

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|---|
| | | **20.** | **Earnings per share** | | |
| | | | Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year excluding ordinary shares purchased by the company and held as treasury shares. | | |
| | | 20.1 | Profit/(loss) from continued operations attributable to equity holders of the company | 2 371 | (17 112) |
| | | | Loss from discontinued operations attributable to equity holders of the company | — | (2 382) |
| | | | | 2 371 | (19 494) |
| | | | Weighted average number of ordinary shares in issue ('000) | 346 762 | 347 330 |
| | | | Basic and diluted earnings/(loss) per share of (pence) | 0,7 | (5,6) |
| | | | From continuing operations | 0,7 | (4,9) |
| | | | From discontinued operations | — | (0,7) |
| | | | The group has no dilutive potential ordinary shares. | | |
| | | 20.2 | Headline earnings/(loss): | | |
| | | | Headline earnings/(loss) per share of (pence) | 0,4 | (3,1) |
| | | | Based on headline earnings/(loss) of | 1 304 | (10 892) |
| | | | Profit/(loss) attributable to equity holders of the company | 2 371 | (19 494) |
| | | | Loss on disposal of investments | — | 1 236 |
| | | | Net (gains)/loss from fair value adjustment on investment property | (1 046) | 7 460 |
| | | | (Profit)/loss on disposal of investment properties | (21) | 154 |
| | | | Profit on sale and scrapping of property, plant and equipment | — | (12) |
| | | | Total tax effects of adjustments | — | — |
| | | | Total non-controlling interest effects of adjustments | — | (236) |
| | | | and the weighted average number of ordinary shares in issue of ('000) | 346 762 | 347 330 |
| | | **21.** | **Cash flow information** | | |
| | | 21.1 | Non-cash items | | |
| | | | Depreciation | 234 | 25 |
| | | | Profit on sale and scrapping of property, plant and equipment | — | (12) |
| | | | (Profit)/loss on disposal of investment properties | (21) | 154 |
| | | | Net (gain)/loss on fair value adjustment on investment properties | (1 046) | 7 460 |
| | | | Fair value (gains)/losses on financial assets at fair value through profit or loss | (1 908) | 7 164 |
| | | | Loss on disposal of investments | — | 1 236 |
| | | | Impairment of loans | 13 | 472 |
| | | | Unrealised foreign exchange gains | (13) | — |
| 299 692 | — | | Impairment of interest in subsidiary | | |
| 319 | 1 297 | | Foreign currency translation differences | | |
| 300 011 | 1 297 | | | (2 741) | 16 499 |

| COMPANY | | | | GROUP | |
|---|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | | 2010 £'000 | 2009 £'000 |
| | | 21.2 | Changes in working capital (excluding the effects of business combinations) | | |
| | | | Trade and other receivables | 587 | (1 165) |
| | | | Inventories | 4 | — |
| (246) | (726) | | Trade and other payables | (490) | (583) |
| (246) | (726) | | | 101 | (1 748) |
| | | 21.3 | Taxation paid | | |
| — | — | | Taxation per profit or loss | 354 | (111) |
| | | | (Decrease)/increase in taxation payable | (363) | 54 |
| — | — | | | (9) | (57) |

## 22. Capital commitments

The group had no capital commitments at 28 February 2010 (2009: nil).

## 23. Operating lease commitments

The group leases retail outlets and offices under non-cancellable operating lease agreements. The group also leases certain plant and machinery under cancellable operating lease agreements.

| | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|
| The future aggregate minimum lease payments under non-cancellable operating leases are as follows: | | |
| Expenditure to be incurred within 1 year | 156 | 50 |
| To be incurred thereafter, but within 5 years | 245 | 161 |
| To be incurred after 5 years | 2 923 | 2 952 |
| | 3 324 | 3 163 |

## 24. Contingent liabilities

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|---|
| 57 351 | 57 701 | 24.1 | Possible additional tax as a result of the group's international restructuring and the related cessation of a local permanent establishment of Tradehold Ltd in the 2003 financial year being queried by the South African Revenue Service (refer 24.2) | 4 868 | 4 028 |
| | | | Potential liability regarding past group restructuring (refer 24.3) | 2 854 | 4 500 |
| 57 351 | 57 701 | | | 7 722 | 8 528 |

24.2 The group operates internationally and is therefore exposed to varying degrees of uncertainty relating to tax matters. It accounts for income tax based on advice from its external professional advisors. Based on this advice, the group accrues for either a liability or include the tax exposure as part of contingent liabilities.

24.3 The group is engaged in litigation involving a transaction dating back to 2003. The above amount is an estimate of the potential liability to the group.

## 25. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Tradehold Limited are unlimited.

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

## 26. Financial risk management

26.1 Financial risk factors

The risk management function within the group is carried out in respect of financial risks. Financial risks are risks arising from financial instruments to which the group is exposed during or at the end of the reporting period. Financial risk comprises market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The primary objective of the financial risk management function is to establish risk limits and then ensure that exposure to risks stay within these limits.

The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group.

Risk management policies are approved by the boards of operating subsidiaries.

26.2 Market risk – Foreign currency exchange risk

The group operates internationally predominantly within the United Kingdom, whilst certain functions are carried out in Switzerland, Luxembourg and South Africa. The group is therefore exposed to various forms of foreign exchange risk, primarily with respect to the Swiss Franc, South African Rand and the Euro.

Foreign exchange risk arises in respect of those recognised monetary financial assets and liabilities that are not in the functional currency of the respective group entity.

The exposure to foreign exchange is managed and monitored by group treasury. The group's policy is not to enter into any currency hedging transactions.

Sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated – for example, changes in interest rates and changes in foreign currency rates.

The functional currency of the company as well as its principal subsidiaries is Pound Sterling.

26.2.1 Sensitivity analysis

The sensitivity analysis below details the group's sensitivity to a change in exchange rate between Pound Sterling and the Swiss Franc. These percentages represent management's assessment of the possible changes in the foreign exchange rates at the respective year-ends. No other currency would have a meaningful effect.

If Pound Sterling would depreciate 5% against the Swiss Franc, net profit would be reduced by £0,3 million (2009: net loss would be increased by £0,3 million).

26.2.2 Exchange rates

The exchange rates used by the group to translate foreign entities' statement of comprehensive income and statement of financial position are as follows:

| | 2010 Average rate | 2010 Closing rate | 2009 Average rate | 2009 Closing rate |
|---|---|---|---|---|
| SA Rand | R12,59 | R11,85 | R14,96 | R14,24 |
| Swiss Franc | SFr1,70 | SFr1,63 | SFr1,90 | SFr1,66 |
| Euro | €1,13 | €1,12 | €1,21 | €1,12 |

26.2.3 Uncovered foreign liabilities

The group had the following uncovered foreign liabilities:

| | 2010 Foreign currency | 2010 Pound equivalent | 2009 Foreign currency | 2009 Pound equivalent |
|---|---|---|---|---|
| Swiss Franc liabilities | 9,5m | 5,8m | 10,5m | 6,3m |

26.3 Market risk – Interest rate risk

The group's income and operating cash flows are exposed to interest rate risk due to the extent of borrowings and market related interest rate arrangements, with the exception of borrowings of £38,8 million (2009: £38,4 million) bearing interest at fixed rates varying between 1,1% and 6,7% (2009: between 1,3% and 6,6%).

The group continues to review its interest rate risk and the policies in place to manage the risk. No derivative instruments have been entered into to manage interest rates during the year.

Trade receivables and payables are interest-free and have settlement dates within one year.

For the current year a 100 basis point increase in interest rates across the year would have resulted in an increase in the net profit of the group of £0,1 million (2009: £0,1 million reduction in the group's net loss), whilst a 100 basis point reduction in interest rates would have resulted in a reduction in the net profit of the group of £0,1 million (2009: £0,1 million increase in the group's net loss).

26.4 Market risk – Price risk

The group is exposed to equity securities price risk because of investments held by the group and classified as at fair value through profit or loss. No financial instruments or derivatives have been employed to hedge this risk. The group is not exposed to commodity price risk.

A 5% increase in the value of investments would increase the group's net profit by £0,4 million (2009: £0,3 million reduction in the group's net loss), whilst a 5% decrease in the value of investments would reduce the net profit by £0,4 million (2009: £0,3 million increase in the net loss).

26.5 Credit risk

Credit risk is the risk that one party to a financial instrument will.cause a financial loss for the other party by failing to discharge an obligation.

The group has no significant concentrations of credit risk. Credit risk arises from cash and cash equivalents held at banks and trade receivables, including rental receivables from lessees.

26.5.1 Trade and other receivables

The group has policies in place to ensure that rental contracts are entered into only with lessees with an appropriate credit history.

Tenant rent payments are monitored regularly and appropriate action is taken to recover monies owed or, if necessary, to terminate the lease.

Deposits refundable to tenants may be withheld by the group in part or in whole if receivables due from the tenant are not settled or in case of other breaches of contract.

26.5.2 Cash and cash equivalents

Cash balances are held with major banking groups with high credit ratings. The group's treasury policy is designed to limit exposure to any one institution

At year-end cash has been invested as follows:

Cash and cash equivalents, neither past due nor impaired

| Bank rating (as per Fitch Ratings) | 2010 £'million | 2009 £'million |
|---|---|---|
| F1 + | 6,4 | 4,4 |
| F2 | 0,2 | 6,8 |
| F3 | 4,0 | 5,0 |
| Total | 10,6 | 16,2 |

The maximum amount of credit risk that the group is exposed to is £12,8 million (2009: £18,7 million and has been calculated as follows:

| | 2010 £'million | 2009 £'million |
|---|---|---|
| Financial assets | 0,2 | 0,1 |
| Trade and other receivables | 2,0 | 2,4 |
| Cash and cash equivalents | 10,6 | 16,2 |

26.6 Liquidity risk

Liquidity risk is defined as the risk that the group could not be able to settle or meet its obligations on time or at a reasonable price. Group treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Tradehold manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors the group's net liquidity position through rolling forecasts on the basis of expected cash flows. Such forecasting takes into consideration the group's debt financing plans and covenant compliance.

The group will seek to refinance certain long-term loans with maturities less than one year. At present, refinancing in particular with regard to large amounts is possible at potentially higher borrowing costs.

The table below analyses the company's and the group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contracted maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include both interest and capital. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY Less than 1 year R'million | COMPANY Between 2 and 5 years R'million | At 28 February 2010 | GROUP Less than 1 year £'million | GROUP Between 2 and 5 years £'million |
|---|---|---|---|---|
| 1,4 | — | Trade and other payables | 2,2 | — |
| | | Interest-bearing liabilities | 16,8 | 28,1 |
| 7,1 | — | Loans from subsidiaries | | |

| Less than 1 year R'million | Between 2 and 5 years R'million | At 28 February 2009 | Less than 1 year £'million | Between 2 and 5 years £'million |
|---|---|---|---|---|
| 2,1 | — | Trade and other payables | 2,1 | — |
| | | Interest-bearing liabilities | 12,0 | 35,0 |
| 5,7 | — | Loans from subsidiaries | | |

26.7 Fair value of financial instruments

The carrying amounts, net gains and losses recognised through profit and loss, total interest income, total interest expense and impairment of each class of financial instrument are as follows:

| 28 February 2010 Assets (£'million) | Total interest income | Total interest expense | Impair-ment | Carrying value | Net gains/ (losses) |
|---|---|---|---|---|---|
| Financial asset at fair value through profit or loss | — | — | — | 7,7 | 1,9 |
| Loans | | | | | |
| Loans to directors | 0,1 | — | (0,1) | 0,1 | — |
| Other | — | — | — | 0,1 | — |
| Trade and other receivables | — | — | — | 2,0 | — |
| Cash and cash equivalents | 0,3 | — | — | 10,6 | — |
| **Liabilities (£'million)** | | | | | |
| Secured long-term borrowings | — | (2,2) | — | 26,5 | — |
| Short-term borrowings | — | (0,1) | — | 14,7 | — |
| Trade and other payables | — | — | — | 2,2 | — |

| 28 February 2009 Assets (£'million) | Total interest income | Total interest expense | Impair-ment | Carrying value | Net gains/ (losses) |
|---|---|---|---|---|---|
| Financial asset at fair value through profit or loss | — | — | — | 5,7 | (7,2) |
| Loans | | | | | |
| Loans to directors | 0,1 | — | (0,2) | 0,1 | — |
| Other | 0,1 | — | (1,2) | 0,1 | — |
| Trade and other receivables | — | — | (0,2) | 2,4 | — |
| Cash and cash equivalents | 0,9 | — | — | 16,2 | — |
| **Liabilities (£'million)** | | | | | |
| Secured long-term borrowings | — | (2,4) | — | 31,4 | — |
| Short-term borrowings | — | (0,2) | — | 9,8 | — |
| Trade and other payables | — | — | — | 2,1 | — |

The fair value of all amounts, except for long-term borrowings with fixed interest rates, equal their carrying amounts.

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | 2010 £'000 | 2009 £'000 |
| | | The carrying amounts and fair value of the non-current borrowings are as follows: | | |
| | | Carrying amount | 26 533 | 31 440 |
| | | Fair value | 27 163 | 32 322 |

The fair values are based on cash flows discounted using a rate based on the borrowing rate of 5,2% (2009: 5,3%).

All financial instruments are classified as loans receivable/payable at amortised cost, except listed investments, which are classified as financial assets at fair value through profit and loss.

26.8 Capital risk management

The group's objectives when managing capital are to safeguard the group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The group monitors capital on the basis of the loan to value (LTV) ratio. A 65-75% loan to value ratio (LTV) is targeted, subject to the board's view of markets, the prospects of and risks within the portfolio and the recurring cash flows of the business.

The policy complies with a loan covenant that limits the borrowings to not more than 70%-80% of the value of the underlying security. This ratio is calculated as net debt divided by carrying amount of investment properties and owner-occupied properties at year-end. Net debt is calculated by the group as total borrowings less short-term borrowings secured by cash deposits.

The LTV ratios at 28 February 2010 and at 28 February 2009 were as follows:

| | 2010 £'000 | 2009 £'000 |
|---|---|---|
| Total borrowings | 41 211 | 41 264 |
| Less short-term borrowings secured by cash deposits | (5 817) | (6 302) |
| Net debt | 35 394 | 34 962 |
| Investment property and owner-occupied properties | 51 125 | 46 445 |
| LTV ratio | 69% | 75% |

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

| COMPANY | | | GROUP | |
|---|---|---|---|---|
| 2009 R'000 | 2010 R'000 | | 2010 £'000 | 2009 £'000 |

**26.9 Fair value estimation**

Effective 1 March 2009, the group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value. This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the group's assets that are measured at fair value at 28 February 2010.

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|
| | | Level 1 | | |
| | | Financial assets at fair value through profit or loss | 7 679 | 5 671 |

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the group is the current bid price.

The carrying value less impairment provision of trade receivables and payables are approximately their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar financial instruments.

## 27. Related parties

Related party relationships exist between the company, its subsidiaries and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding are disclosed elsewhere in the annual financial statements. The executives of all operating companies is seen as key management personnel.

| COMPANY 2009 R'000 | COMPANY 2010 R'000 | | GROUP 2010 £'000 | GROUP 2009 £'000 |
|---|---|---|---|---|
| | | The compensation of key management consist of: | | |
| | | Salaries and short-term/termination benefits | 940 | 775 |
| | | Key management compensation was paid to: | | |
| | | Executive directors | 742 | 576 |
| | | Other employees | 198 | 199 |
| | | | 940 | 775 |

## 28. Share incentive scheme

28.1 In terms of the rules of the Tradehold Share Incentive Trust the trustees are empowered to acquire and allocate shares and to grant share options, which in total may not exceed 10% of the issued share capital of the company.

28.2 At 28 February 2010 the trustees of the Tradehold Share Incentive Trust had 3 706 307 (2009: 3 706 307) shares and share options under their control. There were no movements during the accounting period.

## 29. Business combinations

On 13 July 2009, the group obtained an additional 65% of the share capital of Clumber Park Hotel LLP ("CPH") for no consideration. At that date, the fair value of the net assets and liabilities in CPH equalled zero and consequently there is no goodwill on the additional 65% investment. The acquired business contributed revenues of £1 553 687 and net loss of £92 666 to the group for the period from July 2009 to 28 February 2010. If the acquisition had occurred on 1 March 2009, group revenue would have been increased by £1 075 750 and profit decreased with £52 500.

| Details of net assets acquired are as follows (£'000): | |
|---|---|
| Property, plant and equipment | 637 |
| Trade and other receivables | 232 |
| Inventories | 30 |
| Trade and other payables | (899) |
| Fair value of acquired interest in net assets of subsidiary | — |

## 30. Prior year adjustments

Restatement of headline loss

The calculation of the headline loss had been restated as follows:

| | Restated £'000 | As reported £'000 |
|---|---|---|
| Loss attributable to equity holders of the company for the year ended 28 February 2009 | (19 494) | (19 494) |
| Loss on disposal of investments | 1 236 | 1 236 |
| Legal and professional expenditure | — | 600 |
| Impairment of loans | — | 472 |
| Net loss from fair value adjustment on investment property | 7 460 | 7 460 |
| Loss on disposal of investment properties | 154 | 154 |
| Profit on sale and scrapping of property, plant and equipment | (12) | (12) |
| Total tax effects of adjustments | — | — |
| Total non-controlling interest effects of adjustments | (236) | (236) |
| Headline loss for the year | (10 892) | (9 820) |
| Number of ordinary shares in issue ('000) | 347 330 | 347 330 |
| Headline loss per share (pence) | (3,1) | (2,8) |

# Notes continued

Tradehold Limited and its subsidiaries for the year ended 28 February

## 31. Segment information

The group adopted IFRS 8, 'Operating segments'. This has resulted in an increase in the number of reportable segments presented. The segments are reported in a manner that is more consistent with the internal reporting provided to the chief operating decision maker ("CODM").

The CODM is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The group has determined that its CODM is the board of directors.

Management has determined the operating segments based on the reports reviewed by the board of directors in making strategic decisions.

The board of directors considers the business based on the following operating segments:
Property – retail
Property – commercial
Property – offices
Property – leisure
Property – other
Treasury

The operating segments derive their revenue primarily from rental income from lessees and revenue from hotel operations. All of the group's business activities and operating segments are reported within the above segments.

The board of directors assesses the performance of the operating segments based on a measure of adjusted operating profit, i.e. trading profit. This measurement basis excludes the effects of non-recurring expenditure from the operating segments such as restructuring costs, legal expenses, impairment of loans and losses on disposal of investments. The measure also excludes the effects of gains/losses on derivative financial instruments. The results of discontinued operations are not included in the measure of trading profit.

The amounts provided to the board of directors in respect of total assets and total liabilities are measured in a manner consistent with that of the annual financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. As all assets and liabilities have been allocated to the reportable segments, reconciliations of reportable segments' assets to total assets, and of reportable segments' liabilities to total liabilities, are not presented.

The segment information provided to the CODM for the reportable segments for the year ended 28 February 2010 is as follows:

| | Property | | | | | | |
|---|---|---|---|---|---|---|---|
| (£'000) | Retail | Commercial | Offices | Leisure | Other | Treasury | Group |
| Total segment revenue | 2 162 | 303 | 437 | 1 881 | — | — | 4 783 |
| Trading profit/(loss) | 4 285 | (525) | (271) | 402 | (287) | (1 156) | 2 448 |
| Total assets | 30 462 | 8 094 | 6 146 | 7 973 | 1 685 | 18 513 | 72 873 |
| Additions to investment properties | 4 459 | — | — | — | — | — | 4 459 |
| Total liabilities | 22 358 | 6 844 | 3 309 | 3 152 | 1 511 | 6 263 | 43 437 |

The segment information provided to the CODM for the reportable segments for the year ended 28 February 2009 is as follows:

| | Property | | | | | | |
|---|---|---|---|---|---|---|---|
| (£'000) | Retail | Commercial | Offices | Leisure | Other | Treasury | Group |
| Total segment revenue | 1 842 | 640 | 390 | 553 | — | — | 3 425 |
| Trading (loss)/profit | (2 812) | (918) | (1 270) | (970) | (277) | 203 | (6 044) |
| Total assets | 24 041 | 8 747 | 6 350 | 7 318 | 1 356 | 23 066 | 70 878 |
| Additions to investment properties | 7 760 | 6 | 4 | 1 614 | — | — | 9 384 |
| Total liabilities | 21 903 | 6 950 | 3 309 | 3 170 | 883 | 7 552 | 43 767 |

# Interest in subsidiaries

| | Issued share capital £ | Percentage shares held by group 2010 % | 2009 % |
|---|---|---|---|
| **Subsidiaries** | | | |
| **Moorgarth Holdings Ltd** | | | |
| **Investments** | | | |
| Moorgarth Holdings Ltd (Incorporated in England and Wales) | 1 | 100 | 100 |
| Moorgarth Group Ltd (Incorporated in England and Wales) | 100 | 85 | 85 |
| **Other** | | | |
| **Investments** | | | |
| Tradegro Sarl (Incorporated in Luxembourg) | 36 071 420 | 100 | 100 |
| Moorgarth Properties (Luxembourg) Sarl (Incorporated in Luxembourg) | 10 000 | 85 | 85 |
| Instore Holdings Sarl (Incorporated in Luxembourg) | € 12 500 | 100 | 100 |
| Clumber Park Hotel LLP (Incorporated in England and Wales) | 60 000 | 100 | 35 |

**Note:**
General information in respect of subsidiaries as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the South African Companies Act is set out in respect of only those subsidiaries, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries is available on request.

# Property portfolio analysis

Tradehold Limited and its subsidiaries at 28 February

## 1. Property schedule

| Location | Sector | Gross lettable area (square feet) | Rental per square foot (£) | Average rental escalation (%) | Gross lettable area (%) | Revenue (%) |
|---|---|---|---|---|---|---|
| | Industrial: total | 193 127 | 4,13 | — | 34,1 | 9,4 |
| Ogden Road Industrial Estate, Doncaster | Industrial | 65 000 | 4,31 | | | |
| J4 Technology Park, Skelmersdale | Industrial | 43 000 | 5,81 | | | |
| Constantine Street, Oldham | Industrial | 44 265 | 3,50 | | | |
| Bath Road, Felling | Industrial | 40 862 | 2,74 | | | |
| Cookridge Street, Leeds | Leisure | 6 637 | 16,57 | — | 1,2 | 10,2 |
| | Offices: total | 85 966 | 7,43 | 2,5 | 15,2 | 13,5 |
| Wilmingtone Grove, Leeds | Offices | 63 000 | 5,56 | | | |
| Southfield, Harrogate | Offices | 8 150 | 14,97 | | | |
| Cookridge Street, Leeds | Offices | 5 616 | 16,92 | | | |
| Westbourne Centre, Barrhead | Offices | 9 200 | 7,78 | | | |
| | Retail: total | 280 176 | 9,31 | 3,5 | 49,5 | 66,9 |
| Peel Retail Park, Wisbech | Retail | 91 600 | 10,86 | | | |
| S Jennings, Middlesborough | Retail | 66 200 | 8,50 | | | |
| Westbourne Centre, Barrhead | Retail | 30 800 | 7,78 | | | |
| Bitterne, Southampton | Retail | 16 828 | 12,69 | | | |
| Boundary Road, Prestwick | Retail | 18 000 | 7,47 | | | |
| High Street, Bromsgrove | Retail | 17 590 | 6,54 | | | |
| 119 – 125 Martgate, Berwick-Upon Tweed | Retail | 6 450 | 15,89 | | | |
| High Street, Johnstone | Retail | 6 734 | 9,65 | | | |
| Main Street, Baillieston | Retail | 7 900 | 6,71 | | | |
| High Street, Irvine | Retail | 6 467 | 5,72 | | | |
| Dalrympal Street, Girvan | Retail | 5 650 | 8,50 | | | |
| 223 High Street, Perth | Retail | 5 957 | 7,22 | | | |
| | | | | | 100,0 | 100,0 |

All the above properties are located in the United Kingdom. The average annualised rental yield amounts to 9,1%.

## 2. Tenant profile

| | % |
|---|---|
| A – Large nationals, large listeds, government and major franchisees | 40 |
| B – Nationals, listeds, franchisees, and medium to large professional firms | 37 |
| C – Other | 23 |
| | 100 |

There are 7 tenants in Category C.

## 3. Vacancy profile based on gross lettable area

| | % |
|---|---|
| Industrial | 11,5 |
| Leisure | — |
| Offices | 0,1 |
| Retail | 3,4 |
| | 15,0 |

## 4. Lease expiry profile based on revenue

| | Within 1 year (%) | Within 2 years (%) | Within 3 years (%) | Thereafter (%) |
|---|---|---|---|---|
| Industrial | — | 3,0 | — | 7,6 |
| Leisure | — | — | 2,9 | 15,1 |
| Offices | — | — | 0,9 | 12,3 |
| Retail | 1,8 | 1,3 | 2,8 | 52,3 |

## 5. Lease expiry profile based on gross lettable area

| | Within 1 year (%) | Within 2 years (%) | Within 3 years (%) | Thereafter (%) |
|---|---|---|---|---|
| Industrial | — | 7,5 | — | 16,1 |
| Leisure | — | — | 4,6 | 2,3 |
| Offices | — | — | 1,5 | 13,1 |
| Retail | 2,0 | 0,3 | 3,2 | 34,4 |